# SEC Schedule 13G/A (Amendment No. 2) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Black Rock Coffee Bar, Inc., CIK 0002068577
CUSIP: 092244102
Title of class of securities: Class A Common Stock
Address of issuer's principal executive offices: 9170 E. BAHLA DRIVE, SUITE 101, SCOTTSDALE, Arizona (AZ), 85260
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0000895421-25-000568
Filed by CIK 0000895421

## Reporting persons
- Morgan Stanley: type of reporting person: parent holding company or control person (HC), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,820,199; sole dispositive power 0; shared dispositive power 1,821,203; aggregate amount beneficially owned 1,822,533 (8.2% of the class)
  Comment: Regarding the percent of class, see Item 4(b).
- Morgan Stanley Investment Management Inc.: type of reporting person: investment adviser (IA), corporation (CO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 1,783,859; sole dispositive power 0; shared dispositive power 1,783,859; aggregate amount beneficially owned 1,783,859 (8% of the class)

## Item 1. Issuer
Name of issuer: Black Rock Coffee Bar, Inc.
Address of issuer's principal executive offices: 9170 E. BAHLA DRIVE, SUITE 101, SCOTTSDALE, AZ, 85260

## Item 2. Person Filing
Name of person filing: 1: Morgan Stanley 2: Morgan Stanley Investment Management Inc.
Address of principal business office or, if none, residence: 1: 1585 Broadway, New York, NY 10036 ;2: 1585 Broadway New York, NY 10036
Citizenship: 1: Delaware 2: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: See the response(s) to Item 9 on the attached cover page(s).
Percent of class: See the response(s) to Item 11 on the attached cover page(s). Such reported percent of Class A Common Stock is calculated in accordance with the SEC's rules for calculating "beneficial ownership," which requires the Reporting Persons to disregard the conversion of membership units of Black Rock Coffee Holdings, LLC ("LLC Units") (and the equivalent number of shares of Class B Common Stock and Class C Common Stock) that are not held by the Reporting Persons. Notwithstanding the foregoing, because the Class B Common Stock and Class C Common Stock vote together with the Class A Common Stock, a more accurate determination of the Reporting Persons' economic interest and voting/dispositive control of shares of Class A Common Stock would be to calculate the percent of class on a fully diluted basis (i.e., assume conversion of all LLC Units and corresponding cancellation of shares of Class B Common Stock and Class C Common Stock). Pursuant to such calculation, the Reporting Persons' beneficial ownership percentage is 3.6%, and, accordingly, the filing of this Statement is made on a voluntary basis. In this regard, the percent of class is calculated based upon 22,207,657 shares of Class A Common Stock outstanding as of June 30, 2026, as reported in the Issuer's Quarterly Report on Form 10-Q filed with the SEC on August 12, 2026, as increased by 27,865,022 shares of Class A Common Stock issuable upon the conversion of an equivalent number of membership units of LLC Units (and the cancellation of all outstanding shares of Class B Common Stock and Class C Common Stock).
Sole power to vote or to direct the vote: See the response(s) to Item 5 on the attached cover page(s).
Shared power to vote or to direct the vote: See the response(s) to Item 6 on the attached cover page(s).
Sole power to dispose or to direct the disposition: See the response(s) to Item 7 on the attached cover page(s).
Shared power to dispose or to direct the disposition: See the response(s) to Item 8 on the attached cover page(s).

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Identification and classification of the subsidiary: See Exhibit 99.2

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

* In Accordance with the Securities and Exchange Commission Release
No. 34-39538 (January 12, 1998) (the "Release"), this filing reflects the securities beneficially owned, or that may be deemed to be beneficially owned, by certain operating units (collectively, the "MS Reporting Units") of Morgan
Stanley and its subsidiaries and affiliates (collectively, "MS"). This filing does not reflect securities, if any, beneficially owned by any operating units of MS whose ownership of securities is disaggregated from that of the MS
Reporting Units in accordance with the Release.

## Exhibits
EXHIBIT NO. EXHIBITS
------------------ ------------------------------------

99.1 Joint Filing Agreement

99.2 Item 7 Information

* Attention. Intentional misstatements or omissions of fact constitute federal criminal violations (see 18 U.S.C. 1001).

## Signatures
- Morgan Stanley: Claire Gordon, Authorized Signatory, Morgan Stanley (08/14/2026)
- Morgan Stanley Investment Management Inc.: Deidre A. Downes, Authorized Signatory, Morgan Stanley Investment Management Inc. (08/14/2026)